Exhibit 99.2

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019

KAMADA LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,		As of December 31,
	2019	2018	2018
	Unaudited		Audited
	U.S Dollars in thousands
Current Assets
Cash and cash equivalents	$22,037	$17,497	$18,093
Short-term investments	33,800	30,451	32,499
Trade receivables, net	23,210	17,083	27,674
Other accounts receivables	3,442	2,027	3,308
Inventories	31,708	28,175	29,316
	114,197	95,233	110,890

Property, plant and equipment, net	28,829	25,125	25,004
Other long term assets	174	173	174
Deferred taxes	1,895	-	2,048
	30,898	25,298	27,226
	$145,095	$120,531	$138,116

Current Liabilities
Current maturities of bank loans and leases	$1,431	$609	$562
Trade payables	15,255	16,951	17,285
Other accounts payables	4,424	4,912	5,261
Deferred revenues	461	4,977	461
	21,571	27,449	23,569
Non-Current Liabilities

Bank loans and leases	4,627	1,201	716
Deferred revenues	605	645	668
Employee benefit liabilities, net	823	1,130	787
	6,055	2,976	2,171

Shareholder's Equity
Ordinary shares	10,412	10,401	10,409
Additional paid in capital	179,352	178,458	179,147
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	11	(12)	(57)
Capital reserve from securities measured at fair value through other comprehensive income	118	(33)	34
Capital reserve from share-based payments	9,463	9,183	9,353
Capital reserve from employee benefits	4	(337)	4
Accumulated deficit	(78,401)	(104,064)	(83,024)
	117,469	90,106	112,376
	$145,095	$120,531	$138,116

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Consolidated Statements of Comprehensive Income

	Three months period ended		Year ended
	March 31,		December 31,
	2019	2018	2018
	Unaudited		Audited
	U.S Dollars in thousands

Revenues from proprietary products	$20,381	$12,214	$90,784
Revenues from distribution	6,416	5,227	23,685

Total revenues	26,797	17,441	114,469

Cost of revenues from proprietary products	10,490	6,179	52,796
Cost of revenues from distribution	5,123	4,246	20,201

Total cost of revenues	15,613	10,425	72,997

Gross profit	11,184	7,016	41,472

Research and development expenses	2,766	2,754	9,747
Selling and marketing expenses	1,092	970	3,630
General and administrative expenses	2,094	2,064	8,525
Other expense	23	-	311
Operating income	5,209	1,228	19,259

Financial income	280	229	820
Financial expenses	(123)	(157)	(340)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(313)	(44)	602
Income before taxes	5,053	1,256	20,341
Taxes on income	130	-	(1,955)

Net Income	4,923	1,256	22,296

Other Comprehensive Income (loss) :
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) from securities measured at fair value through other comprehensive income	108	(29)	51
Gain (loss) on cash flow hedges	74	(37)	(176)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(2)	(21)	70
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans	-	-	340
Deferred taxes	(28)	-	(9)
Total comprehensive income	$5,075	$1,169	$22,752

Income (loss) per share attributable to equity holders of the Company:
Basic income per share	$0.12	$0.03	$0.55
Diluted income per share	$0.12	$0.03	$0.55

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity

	Unaudited
	U.S Dollars in thousands

Balance as of January 1, 2019 (audited)	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376
Cumulative effect of initially applying IFRS 16	-	-	-	-	-	-	-	(300)	(300)
Balance as at January 1, 2018 (after initially applying IFRS 15)	10,409	179,147	34	(3,490)	(57)	9,353	4	(83,324)	112,076
net income	-	-	-	-	-	-	-	4,923	4,923
Other comprehensive income, net	-	-	84	-	68	-	-	-	152
Total comprehensive income (loss)	-	-	84	-	68	-	-	4,923	5,075
Exercise and forfeiture of share-based payment into shares	3	205	-	-	-	(205)	-	-	3
Cost of share-based payment	-	-	-	-	-	315	-	-	315
Balance as of March 31, 2019	$10,412	$179,352	$118	$(3,490)	$11	$9,463	$4	$(78,401)	$117,469

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity

	Unaudited
	U.S Dollars in thousands

Balance as of January 1, 2018 (audited)	$10,400	$177,874	$(4)	$(3,490)	$46	$9,566	$(337)	$(104,563)	$89,492
Cumulative effect of initially applying IFRS 15	-	-	-	-	-	-	-	(757)	(757)
Balance as at January 1, 2018 (after initially applying IFRS 15)	10,400	177,874	(4)	(3,490)	46	9,566	(337)	(105,320)	88,735
Net income	-	-	-	-	-	-	-	1,256	1,256
Other comprehensive loss	-	-	(29)	-	(58)	-	-	-	(87)
Total comprehensive income (loss)	-	-	(29)	-	(58)	-	-	1,256	1,169
Exercise and forfeiture of share-based payment into shares	1	584	-	-	-	(584)	-	-	1
Cost of share-based payment	-	-	-	-	-	201	-	-	201
Balance as of March 31, 2018	$10,401	$178,458	$(33)	$(3,490)	$(12)	$9,183	$(337)	$(104,064)	$90,106

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity

	Audited
	U.S Dollars in thousands

Balance as of January 1, 2018 (audited)	$10,400	$177,874	$(4)	$(3,490)	$46	$9,566	$(337)	$(104,563)	$89,492
Cumulative effect of initially applying IFRS 15	-	-	-	-	-	-	-	(757)	(757)
Balance as at January 1, 2018 (after initially applying IFRS 15)	10,400	177,874	(4)	(3,490)	46	9,566	(337)	(105,320)	88,735
net income	-	-	-	-	-	-	-	22,296	22,296
Other comprehensive income	-	-	38	-	(103)	-	341	-	276
Total comprehensive income (loss)	-	-	38	-	(103)	-	341	22,296	22,572
Exercise and forfeiture of share-based payment into shares	9	1,161	-	-	-	(1,161)	-	-	9
Cost of share-based payment	-	-	-	-	-	948	-	-	948
Deferred taxes	-	112	-	-	-	-	-	-	112
Balance as of December 31, 2018 (audited)	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2019	2018	2018
	Unaudited		Audited
	U.S Dollars in thousands		U.S Dollars in thousands
Net income	$4,923	$1,256	$22,296

Adjustments to reconcile net income to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	1,127	954	3,703
Financial expenses (income), net	156	(28)	(1,082)
Cost of share-based payment	315	201	948
Taxes on income	130	-	(1,955)
Loss (gain) from sale of property and equipment	(6)	66	55
Change in employee benefit liabilities, net	36	(14)	(16)
	1,758	1,179	1,653
Changes in asset and liability items:

Decrease in trade receivables, net	4,727	13,491	2,311
Decrease (increase) in other accounts receivables	131	82	(1,336)
Increase in inventories	(2,392)	(7,105)	(8,246)
Decrease (increase) in deferred expenses	(246)	22	235
Decrease in trade payables	(2,368)	(1,941)	(1,116)
Decrease in other accounts payables	(510)	(888)	(658)
Decrease in deferred revenues	(63)	(772)	(5,256)
	(721)	2,889	(14,066)
Cash received (paid) during the year for:

Interest paid	(63)	(16)	(54)
Interest received	172	138	739
Taxes paid	(8)	(5)	(22)
	101	117	663

Net cash provided by operating activities	$6,061	$5,441	$10,546

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2019	2018	2018
	Unaudited		Audited
	U.S Dollars in thousands		U.S Dollars in thousands
Cash Flows from Investing Activities

Investment in short term investments, net	$(1,058)	$(150)	$(2,322)
Purchase of property and equipment and intangible assets	(304)	(259)	(2,884)
Proceeds from sale of property and equipment	6	11	30
Net cash used in investing activities	(1,356)	(398)	(5,176)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	3	1	9
Repayment of long-term loans	(378)	(152)	(596)

Net cash used in financing activities	(375)	(151)	(587)

Exchange differences on balances of cash and cash equivalent	(386)	(76)	629

Increase in cash and cash equivalents	3,944	4,816	5,412

Cash and cash equivalents at the beginning of the year	18,093	12,681	12,681

Cash and cash equivalents at the end of the year	$22,037	$17,497	$18,093

Significant non-cash transactions
Purchase of property and equipment through capital lease	$4,431	-	-
Purchase of property and equipment	$235	$842	$720

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of March 31, 2019 and for the three months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2018 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

b.
Implementation of new accounting standards

The accounting policy applied in the preparation of the interim consolidated financial statements is consistent with that applied in the preparation of the annual consolidated financial statements, except for the following:

1.   IFRS 16 – Leases

IFRS 16, replaced IAS 17 (Leases), and affected the accounting treatment for lessees with respect to leased assets. Pursuant to IFRS 16, all leases (except short term leases and small asset leases) were recognized in the balance sheet. Initially, the lease liability and the right-of-use asset are measured at the present value of future lease payments (defined as economically unavoidable payments). The right-of-use asset is subsequently depreciated in a similar way to other assets such as tangible assets, i.e. typically in a straight-line over the lease term. Lessees are required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees are also required to re-measure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee generally recognizes the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset.

The new Standard is effective for annual periods beginning on or after January 1, 2019.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

The Company adopted IFRS 16 using the cumulative effect method without changing comparative information. The cumulative impact adjusted the opening balance of the equity at the date of initial application (i.e. January 1, 2019). In some leases, the right-of-use-assets were recognized based on the amount equal to the lease liabilities, adjusted for any prepaid and accrued lease payments previously recognized. The Company elected to apply the standard to contracts that were previously identified as leases applying IAS 17. The Company therefore did not apply the standard to contracts that were not previously identified as containing a lease applying IAS 17.

The Company elected to use the exemptions proposed by the standard with respect to lease contracts for which the underlying asset is of low value. The Company has leases of certain office equipment (i.e., printing and photocopying machines) that are considered of low value.

The Company also applied the available practical expedients wherein it: (i) used a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) relied on its assesments on whether leases are onerous immediately before the date of initial application, (iii) used hindsight in determining the lease term where the contract contains options to extend or terminate the lease and (iv) Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application.

Impact on the statement of financial position (increase/(decrease)) as at January 1, 2019, March 31,2019 and on the results for the reporting period ended at March 31, 2019 is presented below:

	According to the previous accounting policy	Difference	According to the current accounting policy
	U.S Dollars in thousands
As of January 01, 2019
Assets
Property, plant and equipment (right-of-use assets)	$25,004	$4,162	$29,166
Liabilities
Current maturities of bank loans and leases	562	810	1,372
Bank loans and leases	716	3,907	4,623
Other accounts paybles	5,261	(255)	5,006
Shareholder's Equity
Accumulated deficit	$112,376	$(300)	$112,076

As of March 31, 2019
Assets
Property, plant and equipment (right-of-use assets)	$24,771	$4,058	$28,829
Liabilities
Current maturities of bank loans and leases	599	832	1,431
Bank loans and leases	689	3,938	4,627

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

U.S Dollars
In thousands
Operating lease commitments as at December 31, 2018	$5,434
Weighted average incremental borrowing rate as at January 1, 2019	3.06%-4.6%
Discounted operating lease commitment at January 1, 2019	4,685
Add:
Payments relating to leases of other equipment	32
Commitments relating to leases previously classified as finance leases	138
Lease liabilities as at January 1, 2019	$4,855

Amount recognized in the ststement of financial position and profit or loss

Set out below, are the carrying amounts of the Group's right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use-assets
	Rented Offices	Vehicles and		Lease
		other equipment	Total	liabilities
	U.S Dollars in thousands
As at January 1, 2019	$3,466	$696	$4,162	$4,855
Additions	-	141	141	270
Write-off	-	(16)	(16)	(17)
Depreciation expense	(108)	(121)	(229)	-
Interest expense	-	-	-	153
Payments	-	-	-	(263)
As at March 31, 2019	$3,358	$700	$4,058	$4,998

Expense decrease (increase)
U.S Dollars in thousands
For the three months ended on March 31, 2019
Operating lease expense	$276
Depreciation of right of use assets	(229)
Operating income	47

Finance expense	(51)
Net Income (loss)	$(4)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-          Significant Accounting Policies (Cont.)

	According to the previous accounting policy	Difference	According to the current accounting policy
	U.S Dollars in thousands
For the three months ended on March 31, 2019
Cash flows
Cash flows from operating activities	$5,836	225	6,061
Cash flows from financing activities	$(150)	(225)	(375)

Note 3:-	Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by third parties, majority of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended March 31, 2019
Revenues	$20,381	$6,416	$26,797
Gross profit	$9,891	$1,293	$11,184
Unallocated corporate expenses			(5,975)
Finance expenses, net			(156)
Income before taxes on income			$5,053

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Operating Segments (cont.)

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended March 31, 2018
Revenues	$12,214	$5,227	$17,441
Gross profit	$6,035	$981	$7,016
Unallocated corporate expenses			(5,788)
Finance expenses, net			28
Income before taxes on income			$1,256

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Year Ended December 31, 2018
Revenues	$90,784	$23,685	$114,469
Gross profit	$37,988	$3,484	$41,472
Unallocated corporate expenses			(22,213)
Finance expenses, net			1,082
Income before taxes on income			$20,341

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-          Operating Segments (cont.)

c.  Reporting on operating segments by geographic region:

	Three months period ended March 31, 2019
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A.	$18,062	$-	$18,062
Israel	547	6,416	6,963
Europe	873	-	873
Latin America	239	-	239
Asia & others	660	-	660
	$20,381	$6,416	$26,797

	Three months period ended March 31, 2018
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A.	$9,373	$-	$9,373
Israel	1,029	5,227	6,256
Europe	1,386	-	1,386
Latin America	108	-	108
Asia & others	318	-	318
	$12,214	$5,227	$17,441

	Year ended December 31, 2018
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A.	$75,331	$-	$75,331
Israel	4,408	23,685	28,093
Europe	3,594	-	3,594
Latin America	3,994	-	3,994
Asia & others	3,457	-	3,457
	$90,784	$23,685	$114,469

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments

a.   Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	U.S Dollars in thousands
March 31, 2019
Fair value through other comprehensive income :
Debt securities (corporate and government)	$1,661	$8,849
Derivatives instruments	-	19

	$1,661	$8,868
March 31, 2018
Fair value through other comprehensive income :
Debt securities (corporate and government)	$1,578	$8,711
Derivatives instruments	-	*

	$1,578	$8,711
December 31, 2018
Fair value through other comprehensive income:
Debt securities (corporate and government)	$1,588	$8,736
Derivatives instruments	-	(64)

	$1,588	$8,672

* Represent an amount of less 1 thousand.

b.
During the three months ended on March 31, 2019 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.